February 5, 2016
ATTORNEYS AT LAW
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MILWAUKEE, WISCONSIN  53202-5306
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
035194-0102

Via EDGAR System

Ms. Allison White U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Re:	Parnassus Funds (File Nos. 811-04044 and 002-93131)
Parnassus Income Funds (File Nos. 811-06673 and 033-36065)
Preliminary Proxy Statement and Proxy Cards Filed on January 26, 2016

Dear Ms. White:

On behalf of our clients, Parnassus Funds and Parnassus Income Funds, and their series (collectively, the “Funds”), we are writing in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the preliminary proxy statement and proxy cards referenced above (collectively, the “Filing”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

1.  In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

●	the Funds are responsible for the adequacy and accuracy of the disclosure in the Filing;

●	Staff comments or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing, and

●	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We are authorized to acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Filing; (2) Staff comments or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

February 5, 2016

2.  In the Frequently Asked Questions section, under the question “What happens if the special meeting is adjourned?,” please revise the Filing to indicate what happens if the special meeting is adjourned, and to indicate what happens if a nominee is not approved.  Also, please clarify if there are situations in which the Funds would be required to adjourn the special meeting.

Response:  The Funds are not aware of any circumstances that would require the Funds to adjourn the special meeting.  So, with this in mind, and to address the other requests made, the Funds will revise the answer to this question in its entirety to read as follows:

“The special meeting could be adjourned if, for example, a quorum does not exist or if sufficient votes to approve the nominees are not received. If the special meeting is adjourned, then it will be reconvened at the same or some other place, to be announced at the meeting at which the adjournment is taken. At the adjourned special meeting, any business may be transacted that might have been transacted at the original special meeting. All proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting. For purposes of any adjournment, proxies will be voted “for” adjournment unless you direct otherwise by writing anywhere on the enclosed proxy that you will vote against any adjournments. Parnassus Investments will hold the question and answer session and reception at the Palace Hotel on March 22nd even if the shareholder meeting is adjourned.

If the shareholders fail to elect one or more of the trustees, then the board of trustees will take such further action as it deems to be in the best interests of the Funds’ shareholders, which may include reducing the size of the board in such a manner that a majority of the trustees of the Funds consist of trustees previously elected by shareholders, or reproposing the election of any trustees who are not elected.”

3.  Please move the section labelled “Proposal: Election of Trustees” so that it comes right after the Frequently Asked Questions section.

Response:  The Funds will revise the Filing so that the section labelled “Proposal: Election of Trustees” comes right after the Frequently Asked Questions section.

4.  In the section labelled “Proposal: Election of Trustees” revise the disclosure to explain why a vote is required, to confirm shareholders would receive information about a substitute nominee, and to clarify the term of office of the Trustees.

Response:  The Funds note that Section 16(a) of the Investment Company Act requires that at least a majority of the Funds’ trustees be elected by the shareholders.  In addition, new trustees cannot be appointed by the existing trustees to fill vacancies created by retirements, resignations or an expansion of the board of trustees unless, after those appointments, at least two-thirds of the trustees have been elected by shareholders.  Of the four current trustees, two were previously elected by shareholders, Jeanie S. Joe and Jerome L. Dodson.  The other two trustees, Donald J. Boteler and Alecia A. DeCoudreaux were appointed when the structure of the board was such that at the time of their appointment two-thirds of the trustees had been elected by shareholders immediately after their appointment.  For example, Ms. DeCoudreaux was appointed on December 10, 2013, and immediately following her appointment the board consisted of four trustees who had been elected by shareholders, Jeanie S. Joe, Jerome L. Dodson, Herbert A. Houston and Donald V. Potter, and two trustees who had not been elected by shareholders, Donald J. Boteler and Alecia A. DeCoudreaux.

February 5, 2016

The Funds will revise the first two paragraphs under the sub-heading “Trustee Nominees” in their entirety to read as follows:

“At the special meeting, shareholders are being asked to elect four trustees. Each trustee will hold office during the lifetime of the Funds until the election of his or her successor, or until he or she sooner dies, resigns or is removed in accordance with the Funds’ charter documents.

Section 16(a) of the Investment Company Act requires that at least a majority of the Funds’ trustees be elected by the shareholders. With the retirement of Donald V. Potter on December 31, 2015, the Funds’ board of trustees ceased to have a majority of trustees who had previously been elected by shareholders, as only Jeanie S. Joe and Jerome L. Dodson were previously elected by shareholders. So, the Funds called the special meeting to have all of the trustees elected or re-elected, as the case may be, by shareholders.

All four of the nominees, Jeanie S. Joe, Donald J. Boteler, Alecia A. DeCoudreaux, and Jerome L. Dodson, are current trustees. Each nominee has consented to being named as a nominee and to serve if elected. As proxies, Jerome L. Dodson and John V. Skidmore II intend to vote for the election of all of the trustees’ nominees. Should the Funds lawfully identify or nominate substitute nominees before the special meeting, the Funds will file supplemental proxy material that identifies such nominee(s), discloses whether such nominee(s) has (have) consented to being named in the proxy material and to serve if elected and includes the relevant required disclosures with respect to such nominee(s).”

5.  When the disclosure references “since inception,” please specify the month and year of inception.

Response:  The Funds will revise the disclosure to specify the month and year of inception.

6.  Please revise the disclosure regarding the leadership structure of the board of trustees to clarify why the current structure is appropriate.

Response:  The Funds will revise the current sentence discussing the leadership structure of the board of trustees in its entirety to read as follows:

“The Trusts have determined that having a Lead Independent Trustee and no Chairman is appropriate for the Funds and the board. Having a Lead Independent Trustee and a supermajority of independent trustees (75% of the board is comprised of independent trustees) allows the board and management to have proper alignment and dialogue on all matters within the authority of the board, including those related to risk oversight.”

February 5, 2016

7.  In the disclosure related to the “Process for Shareholder Trustee Nominees,” please clarify that while the Funds do not have a formal process, they may consider nominees pursuant to the process identified in the proxy statement.

Response:  The Funds will revise the first sentence in this disclosure in its entirety to read as follows:

“The board of trustees and independent trustees (with respect to selecting and nominating independent trustees) do not have a formal policy with regard to the consideration of any trustee candidates recommended by shareholders, but the board may consider recommendations that are submitted in accordance with the process described below.”

8.  In the disclosure related to the “Required Vote,” please clarify that under a plurality voting standard in an uncontested election, a trustee can be elected by a single vote.

Response:  The Funds will revise this disclosure to add the following sentence:

“As a result, under a plurality voting standard in an uncontested election, each nominee is elected or reelected to the board of trustees so long as a single vote is cast in favor of his or her election.”

9.  On the proxy cards, please ensure that the following sentence is bolded: “When properly executed, this proxy will be voted as indicated or “FOR” the proposal if no choice is indicated.”

Response:  The Funds will ensure that the referenced sentence is bolded on the proxy cards.

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:	John Skidmore
Parnassus Funds
Parnassus Income Funds